[UMPQUA HOLDINGS CORPORATION LETTERHEAD]

July 10, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Sharon Blume and Babette Cooper

100 F Street, N.E.

Washington, DC 20549

Re: Your file no. 001-34624

This letter is being filed in response to comments received from the Staff of the Securities and Exchange Commission by letter dated June 14, 2012 with respect to the Form 10-K for the year ended December 31, 2011 (the “2011 10-K”), which was filed February 17, 2012 by Umpqua Holdings Corporation (“we”, “us” or the “Company”). The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated in bold print for convenience.

1.      We have reviewed your response to prior comment one from our letter dated May 11, 2012. Please provide us with detailed examples that show how you determined adequate compensation had been received in a) a case where a loan was modified with shortened amortization and in b) a case where a loan was modified by adjustment to or above current market interest rates.

We have no examples of loans modified where we deemed compensation to be adequate based solely on shortened amortization or adjustment to or above current market interest rates. These factors are examples of consideration given for modifications, but in all instances, these components were combined with at least one other type of compensation from the borrower in order for the overall compensation received to be deemed adequate to preclude a troubled debt restructuring designation. Our response to comment three below has examples of loan modifications where we evaluated a portion of the adequate compensation received to be: a) a shortened amortization period; and b) an adjustment to or above current market interest rates.

2.      Please provide us with a table that shows a quantitative breakdown of the $169.1 million of loans modified but not considered to be troubled debt restructurings due to the receipt of adequate compensation by the type(s) of adequate compensation received.

As stated in our response to comment two in our letter dated April 24, 2012, “we initially monitor and manage all modifications on a loan-by-loan basis and once they are determined not to be a troubled debt restructuring, we do not have a policy of further tracking modified loans for which adequate compensation was received for concessions.  However, during 2011, we modified (exclusive of short-term modifications of 120 days or less) loans with a combined principal balance of $169.1 million, having a risk rating of special mention or worse, that we did not classify as troubled debt restructurings.”  We did not intend this response to be, nor does this amount represent, the population of loans modified but not considered troubled debt restructurings due to the receipt of adequate compensation. Rather, the $169.1 million of loans identified includes two groups relevant to the staff’s comments. First, in breaking out the $169.1 million in loans modified in 2011 having a risk rating of special mention or worse, $83.8 million of loans were either (i) modified but did not have financial distress, (ii) modified but determined to be an insignificant change in covenant requirements, (iii) modified based on the scheduled original terms of the loan agreement with no concessions made during this period, (iv) loan was already identified as impaired, and/or (v) modified at the current market rate for similar risk credits.  Of the remaining $85.3 million of loans modified during 2011, but not designated as troubled debt restructurings because we deemed overall compensation to be adequate, the breakdown by type of compensation received is presented in the following table:

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Type of compensation received	In millions
Additional collateral	$15.3
Prefunded payment reserves	6.3
Advanced principal paydown	17.3
Combination of one or more of the above and other factor(s)	46.4
Total	$85.3

The “combination of one or more of the above and other factor(s)” category includes modifications completed where we received at least two types of compensation, including additional collateral, additional guarantor(s), pre-funded payment reserves, shortened amortization, advanced principal paydown, and/or adjustment to or above current market interest rate.  As stated in our response to comment one, there were no modifications in 2011 where we deemed compensation to be adequate based solely on a shortened amortization or adjustment to or above current market interest rates.

3.      Please provide us with detailed examples that show how you determined adequate compensation had been received for your three largest loans modified but not considered to be troubled debt restructurings as included in the aforementioned quantitative breakdown.

Our three largest modifications completed during 2011 that were not designated as troubled debt restructurings are as follows:

Customer	Loan Amount	Loan Type	Description of Modification	Description of Compensation
Customer #1	$9.2 million	Commercial Real Estate	16 Month Loan Extension

1)      Pre-funded payment reserve account (additional cash collateral) to cover payment shortfall for 6 months plus an additional one month’s payment

2)      Loan changed from interest only to amortizing

3)      Interest rate adjusted from 3.75% to 5.0%

This loan was never past due, was current as of the date of modification, and was paid off in full in June 2012. Overall, while the new terms of the loan improve our position and likelihood of collecting the existing principal and interest, consistent with the objectives of a troubled debt restructuring, we believe the additional compensation received for the modification granted was adequate to avoid such designation. Pre-funded payment reserve provides additional cash collateral to support the loan balance. Additionally, the expected collection has been accelerated and the overall principal and interest to be collected has increased.

Customer #2	$8.6 million	Commercial Term Loan	33 Month Loan Extension

1)      Increase in interest rate from Prime plus 1% to Prime plus 2.75%

2)      Interest payments paid quarterly instead of semi-annually

3)      Accelerated principal amortization schedule, resulting in loan fully paid off at maturity

4)      Additional collateral pledged

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in the form of additional stock
5) Increased liquidity covenants 6) An asset divestiture plan with benchmarks established for debt reduction

This loan was never past due and was current as of the date of modification. Overall, while the new terms of the loan improve our position and likelihood of collecting the existing principal and interest, consistent with the objectives of a troubled debt restructuring, we believe the additional compensation received for the modification granted was adequate to avoid such designation. Additionally, the expected collection has been accelerated and the overall principal and interest to be collected has increased.

Customer #3	$5.1 million	Commercial Real Estate	Reduction in Interest Rate from 6.05% to 4.8% for 14 month rate concession period

1)      Pre-funded payment reserve account (additional cash collateral) to cover the shortfall between actual net operating income and 1.25 debt service coverage ratio

2)      Interest rate increases through maturity after 14 month rate concession period ends to compensate for interest rate relief. Interest rate after concession period will be higher than pre-modification rate.

3)      Pre-payment penalty (recapture of any interest rate margin lost during the rate concession period)

This loan was never more than 30 days past due and was current as of the date of modification. Overall, while the new terms of the loan improve our position and likelihood of collecting the existing principal and interest, consistent with the objectives of a troubled debt restructuring, we believe the additional compensation received for the modification granted was adequate to avoid such designation. Pre-funded payment reserve provides additional cash collateral to support the loan balance. Additionally, the overall principal and interest to be collected has increased.

4.      We have reviewed your response to prior comment four from our letter dated May 11, 2012. Please provide us with an estimate that quantifies the impact on your allowance for loan losses if you measured the $169.1 million of loans modified but not considered impaired individually in accordance with ASC 310-10.

As of December 31, 2011, the loans that make up the $169.1 million represent $5.2 million of impaired loans, carrying a $590,000 specific reserve, and $163.9 million of non-impaired loans, which carry an average reserve factor of 4.7%, or $7.8 million, as a part of our general valuation reserve.  To estimate the impact this would have on our allowance if the $163.9 million of non-impaired loans were identified as impaired, we utilized our current troubled debt restructuring reserve percentages, as calculated from individual cash flow analysis, with a range of none to 8.4%, and a weighted average reserve of 1.4%.  Utilizing the range, the associated allowance if these were to be identified as impaired is from none to $13.8 million.  Utilizing the weighted average reserve of 1.4%, the associated allowance would be $2.3 million, or $5.5 million less than our current reserve of $7.8 million.

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In connection with responding to your comments the company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing responses fully address the Staff’s comments. If you have any questions about these responses, please contact Ronald Farnsworth at (503) 727-4108.

Respectfully,

/s/ Ronald L. Farnsworth

Ronald L. Farnsworth

Executive Vice President/Chief Financial Officer and

Principal Financial Officer

Umpqua Holdings Corporation

July 10, 2012

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